UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 16, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	16 May 2023

Release Number	10/23

BANK OF AMERICA SECURITIES 2023 GLOBAL METALS MINING & STEEL CONFERENCE

BHP CEO, Mike Henry, will present at the Bank of America Securities 2023 Global Metals, Mining & Steel Conference today at 9:00am Central European Summer Time (5:00pm Australian Eastern Standard Time).

A copy of the presentation slides is attached. The presentation slides contain additional information on potential volume growth from near term opportunities and productivity (slide 7), Jansen Stage 2 (slide 8) and the integration of the OZ Minerals assets into BHP (slide 9).

The presentation slides and a transcript of Mike’s speech will be available on BHP’s website shortly after the presentation at: https://www.bhp.com/investors/presentations-events

The webcast of the presentation will be available at: https://bofa.veracast.com/webcasts/bofa/metalsminingsteel2023/idqk94q5.cfm

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

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BHP Group Limited ABN 49 004 028 077

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Bank of America Global Metals, Mining & Steel Conference 2023 Mike Henry Chief Executive Officer Western Australia Iron Ore

Disclaimer Forward-looking statements This presentation contains forward-looking statements, including statements regarding: trends in economic outlook; commodity prices and currency exchange rates; demand for commodities; medium-term guidance; reserves and resources and production forecasts; operational performance; expectations; plans, strategies and objectives of management; climate scenarios; approval of certain projects and consummation of certain transactions; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital expenditure or costs and scheduling; operating costs, including unit cost guidance, and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘ambition’, ‘aspiration’, ‘goal’, ‘target’, ‘prospect’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘trend’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. The forward-looking statements are based on management’s current expectations and reflect judgements, assumptions, estimates and other the information available as at the date of this presentation and/or the date of the Group’s planning processes or scenario analysis processes. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed. Additionally, forward-looking statements in this presentation are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukraine conflict and COVID-19. For example, our future revenues from our assets, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, or metals produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties; changes in environmental and other regulations; the duration and severity of the Ukraine conflict and the COVID-19 pandemic and their impact on our business; political or geopolitical uncertainty; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in section 9.1 of the Operating and Financial Review in the FY2022 Annual Report and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 13. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 28 ‘Subsidiaries’ of the Financial Statements in the FY2022 Annual Report and Form 20-F for a list of our significant subsidiaries. Those terms do not include non-operated assets. This presentation covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP or that have been owned as a joint venture1 operated by BHP (referred to in this presentation as ‘operated assets’ or ‘operations’) during the periods referred to in this presentation. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this presentation as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. 1. References in this presentation to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. Bank of America Global Metals, Mining & Steel Conference 16 May 2023 2

Reflecting on safety Two colleagues tragically lost in fatal incidents at WAIO and Olympic Dam

Classic long-term fundamentals remain favourable… Global commodity demand underpinned by population growth, urbanisation and rising living standards Global economy projected to increase 2.5x by 2050… … and global population growth and urbanisation to continue (Trillion US$ PPP 2011) (Billion people) 2.5x 1.5x Urbanisation 9.7 2x 8.8 US 4x 7.8 3.1 China 3.3 Rural 3.4 India 6.6 5.5 Others Urban 4.4 2020 Growth 2020 to 2050 2050 2020 2035 2050 GDP GDP 56% 62% 68% Urbanisation rate Source: IMF; BHP estimates. Note: The figures in the bubbles indicate the factor of increase in the size of the economy between 2020 and 2050. Source: UN World Population Prospects 2022; World Urbanization Prospects 2018. Bank of America Global Metals, Mining & Steel Conference 16 May 2023 4

…and a decarbonising world amplifies the need for mining

Significant additional investment required to meet growing demand

Large cumulative demand increases across commodities
(%, next 30 years compared to the last 30 years)



400
300
200
100
0
Up to 7 Mtpa primary copper demand growth CY22-CY30
BHP 1.5°C scenario
Planning range
Crude steel
Primary copper
Primary nickel
Potash

Copper potentially needs around US$250 billion of investment by 2030
(US$ billion, real FY23)



300
200
100
0
Up to 10 Mtpa mine capacity addition needed post depletion and grade decline
2022 actual capex
2023-30 committed capex
Uncommitted capex
2022-30 potential capex required

Source: Wood Mackenzie Mine Costs Q4 CY22, BHP analysis.
Notes: Uses Wood Mackenzie Base Case data, rebased to real FY23 prices. "Actual" represents expansion capex in CY22, while "Committed" includes expansion capex for the period CY23-30. "Uncommitted" capex requirement is for a plausible upside case for demand and is based on expansion capex only. Difference between potential demand and mine capacity additions relates to depletion. BHP's 1.5°C scenario requires steep global annual emissions reduction, sustained for decades, to stay within a 1.5°C carbon budget. 1.5°C is above pre-industrial levels. For more information about the assumptions, outputs and limitations of our 1.5°C Paris-aligned scenario refer to the BHP Climate Change Report 2020 available at bhp.com.

Bank of America Global Metals, Mining & Steel Conference
16 May 2023
5
BHP

Copper’s supply challenge decades in the making Lack of discoveries this century puts BHP in an advantaged position Major copper discoveries are becoming less …making our largest copper endowment …whilst we create and accelerate more common and getting deeper… an attractive base for growth1… options longer term (Selected major deposits, >3Mt contained Cu) (Total copper resources, Mt copper contained) 0 240 Spence Escondida N (200) Antamina Metals Exploration Escondida 180 (m) (400) Olympic Dam Carrapateena (600) 120 mineralisation (800) to 60 Depth (1,000) Ventures 0 (1,200) Resolution (1,400) 1900 1920 1940 1960 1980 2000 2020 2040 Discovery year Excludes OZ Minerals resources Source competitors: Wood Mackenzie. Source: MinEx Consulting; BHP analysis. Source BHP data: FY2022 BHP Annual Report, data presented on ownership basis. Bank of America Global Metals, Mining & Steel Conference 16 May 2023 6

A focus on near term growth

Substantial, growing production base as we advance our near term organic growth options, significant optionality beyond this

Near term opportunities and productivity drive potential volume growth[2]
(Production, Mt Cu equivalent)


6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
+13%
WAIO Growth to 330 Mt
(Iron ore)
Jansen Stages 1 & 2
(Potash)
South Australia Copper Growth
(Copper)
West Musgrave
(Nickel)
FY23e
FY30e

Additional options

- Escondida & Pampa Norte Brownfield Options (Copper)
- Antamina Life Extension (Copper)
- Resolution (Copper)
- Jansen Stages 3 & 4 (Potash)
- Nickel West Expansion (Nickel)

Note: WAIO – Western Australia Iron Ore.

Bank of America Global Metals, Mining & Steel Conference
16 May 2023
7
BHP

WAIO and Jansen projects advancing

Projects on track with studies for further growth underway

WAIO growth to >300 Mtpa, studying options for 330 Mtpa

- Rail and port debottlenecking and optimisation to deliver >300 Mtpa at WAIO
- Studies for growth to 330 Mtpa to be completed in FY25
- Ability to leverage existing infrastructure (e.g. Yandi) and beneficiation will be key considerations



Jansen Stage 1 on track, Stage 2 studies accelerated

- Stage 1 execution 20% complete[3], on track for first production in CY26
- Stage 2
  - Studies expected to be completed in FY24, ~4 Mtpa of production
  - Earliest FID date FY24 and potential for first production in FY29[4]
  - Lower capital intensity of ~US$1,000-1,200/t[5]



Note: FID - Final investment decision.

Bank of America Global Metals, Mining & Steel Conference
16 May 2023

8

BHP

Defining a new copper province in South Australia Post acquisition focused on delivering scale and increased returns, with aspiration to grow longer term to >500 ktpa of production6 Aim to replicate our success in existing basins at WAIO and BMA… …by putting together a new copper province Note: Distances represent approximate distance of each power transmission line. Integration underway, growth projects a focus • Olympic Dam expansion • Carrapateena expansion • Oak Dam project • Prominent Hill potential • Exploration potential Note: WAIO – Western Australia Iron Ore; BMA – BHP Mitsubishi Alliance; OZL – OZ Minerals Limited. Bank of America Global Metals, Mining & Steel Conference 16 May 2023 9

Track record as a reliable operator and project developer To deliver on our growth, stable operational performance, project execution and approach to Social Value will be critical We have delivered better outcomes vs. guidance7… 8 (% variance relative to production guidance FY19 up to FY23) …as well as ~US$6 billion of projects on schedule and budget 0.0 (1.0) (1.4) (2.0) (1.9) (2.5) (2.5) (3.0) South Flank iron ore project in Australia (4.0) (5.0) (4.8) (6.0) Competitor 1 Competitor 2 Competitor 3 Competitor 4 Spence Growth Option copper project in Chile Source: SBG Securities analysis. Competitors include Anglo American, Glencore, Rio Tinto and South32. Bank of America Global Metals, Mining & Steel Conference 16 May 2023 10

Investment proposition Attractive returns underpinned by operational excellence, capital allocation discipline and Social Value commitment Operational Disciplined Value and returns excellence capital allocation World class Driving Agile decision Strong Embedded A framework Commitment to Increasing Exceptional assets improvement making and balance Capital for growth Social Value exposure to shareholder in culture and strategic sheet Allocation with an active and future facing returns capability flexibility Framework pursuit of sustainability commodities opportunities Bank of America Global Metals, Mining & Steel Conference 16 May 2023 11

Appendix

Footnotes 1. Slide 6: Largest copper endowment on a contained metal basis, equity share. Competitors include: Anglo American, Antofagasta, Codelco, First Quantum Minerals, Freeport McMoRan, Glencore, Rio Tinto, Southern Copper and Teck. Source competitors: Wood Mackenzie Ltd, Q1 2022. Source BHP data: FY2022 BHP Annual Report. Excludes OZ Minerals resources. Refer to detailed tables for Copper Mineral Resources in the Appendix on slide 16. 2. Slide 7: Expected copper equivalent production is indicative only. Copper equivalent production in FY23 is based on FY22 Ore Reserves and Mineral Resources (FY22 Annual Report). Copper equivalent production in FY30 includes increase in production rates and recent OZ Minerals acquisition including Ore Reserves and Mineral Resources (OZ Minerals Resources and Reserves Statements). 3. Slide 8: Stage 1 execution 20% complete as at 31 March 2023. 4. Slide 8: FID refers to final investment decision. Earliest potential FID for Jansen Stage 2 is from FY24. 5. Slide 8: Expected capital intensity Jansen Stage 2, US$/product tonne, Real 1 July 2023. 6. Slide 9: Copper production includes increase in production rates and recent OZ Minerals acquisition including Ore Reserves and Mineral Resources (OZ Minerals Resources and Reserves Statements). 7. Slide 10: Source: SBG Securities analysis. Competitors include Anglo American, Glencore, Rio Tinto and South32. Percentage variance relative to production guidance in FY19 up to FY23. 8. Slide 10: Approximately US$6 billion of projects based on total capital expenditure of US$3.6 billion (100% basis) for South Flank and US$2.5 billion for the Spence Growth Option. Bank of America Global Metals, Mining & Steel Conference 16 May 2023 13

China a source of stability while OECD to slow Positive near term indicators from China, supply chain conditions improving China Rest of World Supply chain China credit impulse upcycle emerging Business activities trending lower Global supply chain conditions are improving (% Credit impulse in China) (% monthly long term between Jan 2010 and Mar 2023) (Global manufacturing PMI indexes) 15% 130% 60 US ISM PMI Service Backlog of work Suppliers’ delivery index German Ifo current assessment 120% 55 10% 110% 50 100% 45 5% 90% 40 80% 35 0% 70% 30 (5)% 60% 25 Mar 13 Mar 15 Mar 17 Mar 19 Mar 21 Mar 23 Mar 18 Mar 19 Mar 20 Mar 21 Mar 22 Mar 23 Nov 02 Sep 05 Jul 08 May 11 Mar 14 Jan 17 Nov 19 Sep 22 Source: CEIC; BHP estimates. Source: Bloomberg. Source: S&P Global. Bank of America Global Metals, Mining & Steel Conference 16 May 2023 14

China lead indicators turn, lifting consensus So far we have seen signs of improvement in credit and property driving a lift in growth expectations Household credit impulse rebounding Housing price dynamics positive GDP consensus is trending upwards (% Chinese credit impulse) (70-city prices, breadth of cycle) (China CY23 growth consensus % YoY) Household Non-household Newly constructed Secondary 4 12 100 5.4 3 9 75 5.3 5.2 2 6 50 5.1 1 3 25 5.0 0 0 0 4.9 (1) (3) (25) 4.8 (2) (6) (50) 4.7 (3) (9) (75) 4.6 (4) (12) (100) 4.5 Mar 11 Mar 14 Mar 17 Mar 20 Mar 23 Mar 11 Mar 14 Mar 17 Mar 20 Mar 23 Aug 22 Oct 22 Dec 22 Feb 23 Apr 23 Source: CEIC; BHP estimates. Source: NBS; Note: Diffusion index with equal weight of each city = Source: Bloomberg. 100 x % increase + 0 x % unchanged—100 x % decrease (MoM). Bank of America Global Metals, Mining & Steel Conference 16 May 2023 15

Competent Person Statement – Copper Mineral Resources

Copper Mineral Resources Competent Person Statement

The information in this slide relates to Copper Mineral Resources as at 30 June 2022. Mineral Resources are inclusive of Ore Reserves and is based on information compiled by Marcelo Cortes as Competent Person (compiler) for all declared Mineral Resources. The information in this presentation that relates to the FY2022 Mineral Resources reported by the Company in compliance with the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012' ('The JORC Code 2012 Edition') in the 2022 BHP Annual Report. Report is available to view on www.bhp.com.

M. Cortes is current Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and he is full-time employee of BHP. M. Cortes has sufficient experience that is relevant to the style of mineralisation and type of deposits under consideration and to the activity which he is undertaking to qualify as Competent Person as defined in the 2012 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code). M. Cortes owns shares in BHP and is entitled to participate in employee share holding plans. M. Cortes consents to the inclusion in the presentation of the matters based on their information in the form and context in which it appears.

Mineral Resources as presented are reported in 100 per cent terms. Dry tonnages are reported and all tonnage and quality information has been rounded, hence small differences may be present in the totals. Total contained copper metal is presented in the table below as kilotonnes (kt). Total Cu Metal presented is at equity basis. No metallurgical recovery has been applied to the calculation of contained copper metal. Mineral Resources classification is applied based on mineralisation type, geological understanding and an assessment of reasonable prospects for eventual economic extraction.

Compiled Copper Mineral Resources as at 30 June 2022

Deposit	Ore Type	Measured Resources		Indicated Resources		Inferred Resources		Total Resources			BHP Interest (%)
		Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu	Contained Metal (Cu kt)	
Escondida	Oxide	90	0.59	30	0.54	6.0	0.69	126	0.58	731	57.5
	Mixed	64	0.51	51	0.47	25	0.48	140	0.49	686	57.5
	Sulphide	5,080	0.59	3,750	0.51	10,100	0.53	18,900	0.54	102,060	57.5
Cerro Colorado	Oxide	68	0.61	113	0.62	5.6	0.58	187	0.62	1,159	100
	Supergene Sulphide	48	0.59	97	0.58	22	0.64	167	0.59	985	100
	Transitional Sulphide	78	0.45	105	0.41	29	0.42	212	0.43	912	100
	Hypogene Sulphide	–	–	–	–	1,690	0.36	1,690	0.36	6,084	100
Spence	Oxide	18	0.65	1.6	0.65	–	–	20	0.65	130	100
	Supergene Sulphide	92	0.56	8.1	0.40	0.2	0.42	100	0.55	550	100
	Transitional Sulphide	15	0.59	0.5	0.48	–	–	16	0.59	94	100
	Hypogene Sulphide	700	0.46	746	0.44	897	0.39	2,340	0.43	10,062	100
Copper projects		Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu	Tonnes (Mt)	% TCu		
Pampa Escondida	Sulphide	294	0.53	1,150	0.55	5,450	0.44	6,890	0.46	31,694	57.5
Pinta Verde	Oxide	109	0.60	64	0.53	15	0.54	188	0.57	1,072	57.5
	Sulphide	–	–	23	0.50	37	0.45	60	0.47	282	57.5
Chimborazo	Sulphide	–	–	138	0.50	82	0.59	220	0.53	1,204	57.5
Copper uranium gold operation		Tonnes (Mt)	%Cu	Tonnes (Mt)	%Cu	Tonnes (Mt)	%Cu	Tonnes (Mt)	%Cu		
Olympic Dam	OC Sulphide	3,300	0.58	3,220	0.56	3,070	0.58	9,590	0.57	54,663	100
	UG Sulphide	800	1.55	750	1.42	180	1.40	1,730	1.48	25,604	100
Copper zinc operation		Tonnes (Mt)	%Cu	Tonnes (Mt)	%Cu	Tonnes (Mt)	%Cu	Tonnes (Mt)	%Cu		
Antamina	Sulphide Cu only	205	0.83	399	0.82	607	0.82	1,210	0.82	9,922	33.75
	Sulphide Cu-Zn	83	0.82	213	0.99	239	1.05	535	0.99	5,297	33.75
	UG Sulphide Cu only	–	–	–	–	256	1.25	256	1.25	3,200	33.75
	UG Sulphide Cu-Zn	–	–	–	–	158	1.16	158	1.16	1,833	33.75

Bank of America Global Metals, Mining & Steel Conference
16 May 2023
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BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: May 16, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary